Exhibit 21.1
Workhorse Group Inc.
List of Subsidiaries

Workhorse Technologies Inc., an Ohio corporation

Workhorse Motor Works Inc., an Indiana corporation

Workhorse Properties Inc., an Ohio corporation

Surefly, Inc, a Delaware corporation